

December 21, 2023

Eric J. Dosch
Chief Financial Officer
First Guaranty Bancshares, Inc.
400 East Thomas Street
Hammond, LA 70401

      Re: First Guaranty Bancshares, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2022
            File No. 001-37621

Dear Eric J. Dosch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

1.   We note your disclosure on pages 10 and 44 that non-farm non-residential loans secured by commercial real estate ("CRE") make up 39.3% of your total loan portfolio as of December 31, 2022. Given the significance of CRE loans in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of your CRE loan portfolio. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katharine Garrett at 202-551-2332 or William Schroeder at 202-551-3294 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance